

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 8, 2011

<u>Via Fax & U.S. Mail</u>

Mr. Terrence P. Gill
Chief Financial Officer
One Tower Center Boulevard, 17th Floor
East Brunswick, New Jersey 08816

>   **Re: K-Sea Transportation Partners LP**
>   **Form 10-K for the fiscal year ended June 30, 2010**
>   **Filed September 13, 2010**
>   **File No. 001-31920**

Dear Mr. Gill:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

>   Sincerely,

>   Linda Cvrkel
>   Branch Chief

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